Form 10-K405, Exhibit 13
period 1996-12-31
ALLIED CAPITAL ADVISERS INC
filed 1997-03-31
CIK 868207

                                                                      EXHIBIT 13

                         Allied Capital Advisers, Inc.

                            SHAREHOLDER INFORMATION

CORPORATE OFFICE
Allied Capital Advisers, Inc.
1666 K Street, NW, 9th Floor
Washington, DC 20006
Telephone:                        (202) 331-1112
Facsimile:                        (202) 659-2053
News-On-Demand:                   (888) 329-5519
Investor Relations:               (202) 331-3334
Investor Relations E-mail:        ir@alliedcapital.com
Marketing:                        (202) 331-6439
Marketing E-mail:                 info@alliedcapital.com
Internet Address:                 http://www.alliedcapital.com

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries on transferring securities, replacing a lost or stolen certificate, or processing a change of address should be directed to:
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
In the United States:             (800) 937-5449
Outside the United States:        (212) 936-5100
E-mail:                           info@amstock.com
Internet Address:                 http://www.amstock.com

FORM 10-K REPORT
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to the Investor Relations Department at the Company's corporate office. This information is also available on Allied Capital's Internet site: http://www.alliedcapital.com

1997 ANNUAL MEETING OF SHAREHOLDERS
NationsBank, N.A., 730 15th Street, NW,
Washington, District of Columbia 20006
Friday, May 16, 1997
10 a.m. (EST)
All shareholders are welcome to attend.

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Washington, DC

STOCK MARKET LISTING
Allied Capital Advisers, Inc. common stock is quoted on the Nasdaq National Market under the ticker symbol ALLA. Most newspapers list the Company's stock as "AldCAdv." The Company has approximately 900 shareholders of record and 2,800 beneficial shareholders.


STOCK PRICE

                 High       Low       Close
                 ----       ---       -----
1995    Q1       4.00       3.25      4.00
        Q2       5.00       3.63      4.63
        Q3       5.38       4.63      5.06
        Q4       5.38       5.00      5.31

1996    Q1       7.00       5.06      6.81
        Q2       7.75       6.50      7.38
        Q3       7.50       6.88      7.00
        Q4       7.00       5.50      5.75

ASSETS UNDER MANAGEMENT (millions)

       1991        1992         1993         1994          1995         1996
       ----        ----         ----         ----          ----         ----
       $ 236       $ 436        $ 493        $ 569         $ 670        $ 764

AVERAGE ANNUAL TOTAL RETURN


              Value of of $10,000 Investment on January 1, 1991
              -------------------------------------------------
                        Year-End            Value
                        --------            -----
                          1991             $ 8,182
                          1992              10,000
                          1993              17,273
                          1994              13,636
                          1995              19,318
                          1996              20,909

*The Company was spun-off from Allied Capital Corporation on December 31, 1990

A $10,000 investment in Allied Capital Advisers, Inc. as of 1/1/91 was worth $20,909 at the end of 1996, a 13.1% average annual total return over this period.

                         Allied Capital Advisers, Inc.

                                COMPANY PROFILE

Allied Capital Advisers, Inc. is a registered investment adviser managing the assets of public and private investment entities dedicated to the finance of growing businesses. The Company's objective is to continue to increase its assets under management and deliver strong returns to its shareholders and its managed entities.

                              FINANCIAL HIGHLIGHTS

                                                        December 31,
(in thousands, except per share amounts)             1996         1995
--------------------------------------------------------------------------
Total Revenue                                      $ 17,070     $ 15,443
Net Income                                         $  2,802     $  2,435
Earnings Per Share                                 $   0.28     $   0.25
Total Assets                                       $ 17,523     $ 14,776
Shareholders' Equity                               $ 11,051     $  8,987
Weighted Average Number of Shares
  and Share Equivalents Outstanding                   9,858        9,676
Assets Under Management                            $764,000     $670,000


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                      SELECTED CONSOLIDATED FINANCIAL DATA


------------------------------------------------------------------------------------------------------------------------
                                                                    For the Years Ended December 31,
(in thousands, except per share amounts)             1996          1995           1994            1993        1992(1)
------------------------------------------------------------------------------------------------------------------------
 OPERATIONS
Total revenue                                     $ 17,070      $ 15,443       $ 12,152        $  8,358      $  5,187
Income (loss) before income taxes                 $  4,747      $  4,219       $  1,966        $    314      $   (951)
  Per share                                       $   0.48      $   0.44       $   0.21        $   0.03      $  (0.14)
Net income (loss)                                 $  2,802      $  2,435       $  1,294        $    143      $   (673)
  Per share                                       $   0.28      $   0.25       $   0.14        $   0.02      $  (0.10)
Assets under management                           $764,000      $670,000       $569,000        $493,000      $436,000
Weighted average number of shares
  and share equivalents outstanding                  9,858         9,676          9,527           9,550         6,965
------------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION
Total assets                                      $ 17,523      $ 14,776       $ 10,841        $  7,888      $  6,369
Deferred compensation                             $  2,658      $  2,377       $  1,950        $  1,614      $  1,359
Total liabilities                                 $  6,472      $  5,789       $  4,981        $  3,349      $  2,882
Shareholders' equity(2)                           $ 11,051      $  8,987       $  5,860        $  4,539      $  3,487
------------------------------------------------------------------------------------------------------------------------

(1) The financial statements prior to 1993 have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
(2) The Company has not paid any dividends to shareholders.




                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, Allied Capital Advisers, Inc. and its subsidiary (the Company) had $5.1 million in cash and cash equivalents. Current assets were $10.4 million compared to current liabilities of $3.8 million.

The Company is a service company and does not have a significant budget for capital expenditures. Capital resources available at December 31, 1996 appear adequate to satisfy future operating needs. There are no known demands or uncertainties that might cause the Company to have an increased or decreased demand for liquidity.

Capital expenditures for 1996 were $399,000 as compared to $390,000 in 1995, and have been largely due to the purchase of computer equipment. In 1994, the Company purchased an office building in Vienna, Virginia for $3.6 million.


RESULTS OF OPERATIONS

COMPARISON OF 1996 TO 1995

David Gladstone stepped down as Chairman and Chief Executive Officer in early 1997. Mr. Gladstone also resigned as a director of the Company in 1997 and will not stand for reelection at the Company's annual meeting of shareholders scheduled to be held in May 1997.

The Company's board of directors appointed William L. Walton as the Company's new Chairman and Chief Executive Officer. Mr. Walton has been affiliated with the Allied Capital companies for more than ten years, both as a director of the Company and as a past director of Allied Capital Corporation.

Net income increased 15% to $2.8 million or $0.28 per share in 1996 from $2.4 million or $0.25 per share in 1995. Investment advisory and management fee revenue increased to $15.8 million in 1996 compared to $14.4 million in 1995, representing a 10% increase. The increase in net income and investment advisory fee revenue resulted from the Company being able to continue to increase the assets of the various companies under its management. Total assets under management increased to approximately $764 million at the end of 1996 from approximately $670 million at December 31, 1995. This represents a 14% increase in assets under management. The investment advisory and management fees charged are pursuant to investment advisory and management agreements and the fees may vary depending upon the particular agreement, and such fees range from 0.5% to 3.0% on invested assets and are 0.5% on cash and temporary investments.

During 1996 and 1995 investment advisory and management fees as a percent of total average assets under management was 2.2% and 2.3%, respectively. Included in invested assets under management at December 31, 1996 are approximately $53 million in assets of a company that is co-managed by another investment manager. The Company pays one-third of its management fees from this company to the co-manager.

The Company from time to time will waive or adjust its investment advisory or management fee percentages depending upon the type of investments of a company under management. The Company and its managed fund will agree to a waiver or adjustment of advisory and management fees when particular regulatory or economic circumstances warrant. The Company believes that it is prudent to waive or adjust its fees when market conditions dictate, and such action will enhance the Company's investment advisory and management performance overall.

Included in its assets under management at December 31, 1996 and 1995 was approximately $11.4 million and $20.0 million, respectively, from two private venture partnerships. These partnerships are no longer making new investments, and as a result, assets under management will decline as they liquidate their portfolios and make distributions to the partners.

Rental and other income from the office building in Virginia increased because the building occupancy increased from 94% to 100% during 1996. The growth in other income is a result of interest income earned on a higher average balance of cash and temporary investments in 1996 when compared to 1995.

                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Total expenses increased by approximately $1.1 million or 10% during 1996. Salaries and employee benefit expenses increased $0.7 million, or 9.3% compared to 1995 expenses. The salaries and employee benefit expenses include an accrual of $0.6 million relating to the resignation of the Company's former Chairman, David Gladstone. General and administrative expenses increased by $281,000 or 13% during 1996. The increase in general and administrative expenses was primarily due to the Company's participation in a competitive bid for two of its managed companies to purchase approximately $500 million in loans secured by real estate for which the Company incurred costs. These costs included a $125,000 nonrefundable bid deposit and approximately $50,000 related to site visits and due diligence costs, which would have been reimbursed by the managed companies involved if the bid had been accepted.

Pre-tax income for 1996 increased by 12.5% or $528,000 over 1995 levels. This increase in income resulted in an increase in income tax expense of $161,000. The effective tax rate was 41% and 42% for 1996 and 1995, respectively. This rate approximates the combination of federal and local statutory income tax rates.


RESULTS OF OPERATIONS

COMPARISON OF 1995 TO 1994

Net income increased 88% to $2.4 million or $0.25 per share in 1995 from $1.3 million or $0.14 per share in 1994. Investment advisory and management fee revenue increased to $14.4 million in 1995 compared to $11.7 million in 1994, representing a 23% increase. The increase in net income and investment advisory and management fee revenue resulted from the Company being able to continue to increase the assets of the various companies under its management. Total assets under management increased to approximately $670 million at the end of 1995 from approximately $569 million at December 31, 1994. During 1995 and 1994 the advisory and management fees as a percent of total average assets under management was 2.3% and 2.2%, respectively. Invested assets under management at December 31, 1995, included approximately $60 million in assets of a company that is co-managed by another investment manager. The Company pays one-third of its management fees from this company to the co-manager.

Rental and other income increased 150% to $1.1 million in 1995. This increase was due to earning a full year of rental income from operations of the office building purchased by the Company in September 1994.

Total expenses increased by approximately $1 million or 10% during 1995. Salaries and employee benefit expenses increased $1.1 million, or 16% compared to 1994 expenses. This increase was the function of an increase in the number of employees, restaffing certain departments with more experienced personnel and salary and wage percentage increases.

General and administrative expenses decreased by $171,000 or 7% during 1995 because of continuing implementation of cost control measures throughout the year.

Pre-tax income for 1995 increased by 115% or $2.3 million over 1994 levels. This increase in income resulted in an increase of income tax expense of $1.1 million. The effective tax rate for 1995 was 42% which is higher than the 1994 effective tax rate of 34%. The 1995 effective tax rate approximated the combination of federal and local statutory income tax rates. The 1994 effective tax rate was lower than statutory rates due to a reduction in an allowance for deferred tax assets.

        Statements included in this report concerning the Company's future prospects are "forward looking statements" under the Federal securities laws. There can be no assurance that future results will be achieved and actual results could differ materially from forecasts and estimates.

                        Allied Capital Advisers, Inc.

                        Allied Capital Advisers, Inc.

                          CONSOLIDATED BALANCE SHEET


-----------------------------------------------------------------------------------------------------------------
                                                                                            December 31,
(in thousands, except number of shares)                                               1996                1995
-----------------------------------------------------------------------------------------------------------------
  ASSETS
Current Assets:
  Cash and cash equivalents                                                         $ 5,060             $ 4,386
  Investment advisory and management fees receivable                                  4,282               4,067
  Due from affiliates                                                                   695                 609
  Other current assets                                                                  412                 490
                                                                                    ----------------------------
    Total current assets                                                             10,449               9,552
Property and equipment, net                                                           4,279               4,273
Deferred compensation trust                                                           1,514                  --
Deferred income taxes                                                                 1,087                 706
Other assets                                                                            194                 245
                                                                                    ----------------------------
    Total assets                                                                    $17,523             $14,776
                                                                                    ============================

  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses                                              $  497             $   436
  Accrued salaries and bonuses                                                        2,580               1,981
  Accrued employee benefits                                                             533                 502
  Due to affiliates                                                                     204                 324
  Income taxes payable                                                                   --                 169
                                                                                    ----------------------------
    Total current liabilities                                                         3,814               3,412
Deferred compensation                                                                 2,658               2,377
                                                                                    ----------------------------
    Total liabilities                                                                 6,472               5,789
                                                                                    ----------------------------
Contingencies
Shareholders' Equity:
  Common stock; $0.001 par value; 20,000,000 shares authorized; 8,867,430 and
    8,990,349 shares outstanding at December 31, 1996 and 1995, respectively              9                   9
  Additional paid-in capital                                                          5,674               5,674
  Retained earnings                                                                   6,106               3,304
  Common stock held in deferred compensation trust                                     (738)                 --
                                                                                    ----------------------------
    Total shareholders' equity                                                       11,051               8,987
                                                                                    ----------------------------
    Total liabilities and shareholders' equity                                      $17,523             $14,776
                                                                                    ============================


The accompanying notes are an integral part of these financial statements.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                        CONSOLIDATED STATEMENT OF INCOME

-----------------------------------------------------------------------------------------------------------------------
                                                                                  For the Years Ended December 31,
(in thousands, except per share amounts)                                        1996            1995           1994
-----------------------------------------------------------------------------------------------------------------------
Revenue:
  Investment advisory and management fees                                     $15,827         $14,379        $11,727
  Rental and other income                                                       1,243           1,064            425
                                                                              -----------------------------------------
    Total revenue                                                              17,070          15,443         12,152
                                                                              -----------------------------------------

Expenses:
  Salaries and employee benefits                                                8,774           8,031          6,929
  General and administrative                                                    2,516           2,235          2,406
  Rent                                                                            640             639            636
  Depreciation and amortization                                                   393             319            215
                                                                              -----------------------------------------
    Total expenses                                                             12,323          11,224         10,186
                                                                              -----------------------------------------
Income before income taxes                                                      4,747           4,219          1,966
Income tax expense                                                              1,945           1,784            672
                                                                              -----------------------------------------
Net income                                                                    $ 2,802         $ 2,435        $ 1,294
                                                                              =========================================
Net income per share                                                          $  0.28         $  0.25        $  0.14
                                                                              =========================================
Weighted average number of shares and
  share equivalents outstanding                                                 9,858           9,676          9,527
                                                                              =========================================


The accompanying notes are an integral part of these financial statements.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
                                              Number        Common     Additional    Retained        Note        Deferred
                                            of Shares      Stock at     Paid-in      Earnings      Receivable  Compensation
(in thousands)                             Outstanding    Par Value     Capital      (Deficit)     from ESOP      Trust       Total
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1993                               8,844         $  9      $5,319        $ (425)         $(364)     $  --      $ 4,539
  Net income                                       --           --          --         1,294             --         --        1,294
  Issuance of common stock                         10           --          27            --             --         --           27
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1994                               8,854            9       5,346           869           (364)        --        5,860
  Payments on note receivable from ESOP            --           --          --            --            364         --          364
  Net income                                       --           --          --         2,435             --         --        2,435
  Issuance of common stock                        136           --         328            --             --         --          328
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1995                               8,990            9       5,674         3,304             --         --        8,987
  Net income                                       --           --          --         2,802             --         --        2,802
  Deferred compensation trust                    (123)          --          --             -             --       (738)        (738)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                               8,867         $  9      $5,674        $6,106          $  --      $(738)     $11,051
====================================================================================================================================


The accompanying notes are an integral part of these financial statements.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  For the Years Ended December 31,
(in thousands)                                                                                  1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                                                                 $ 2,802         $2,435        $ 1,294
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                393            319            215
    Deferred income taxes                                                                       (381)          (174)          (279)
    Changes in assets and liabilities:
      Investment advisory and management fees receivable                                        (215)          (891)        (1,105)
      Due to/from affiliates                                                                    (206)           (42)          (301)
      Other assets                                                                               129           (130)           258
      Accounts payable and accrued expenses                                                       61            (80)           105
      Accrued salaries and bonuses                                                               599            442            555
      Accrued employee benefits                                                                   31           (346)           848
      Income taxes payable                                                                      (169)           169           (229)
      Deferred compensation                                                                      281            427            336
                                                                                             ---------------------------------------
        Net cash provided by operating activities                                              3,325          2,129          1,697
                                                                                             ---------------------------------------
Cash Flows from Investing Activities:
  Acquisition of investments in deferred compensation trust                                   (1,514)            --             --
  Capital expenditures                                                                          (399)          (390)          (210)
  Acquisition of real property                                                                    --             --         (3,600)
                                                                                             ---------------------------------------
        Net cash used in investing activities                                                 (1,913)          (390)        (3,810)
                                                                                             ---------------------------------------
Cash Flows from Financing Activities:
  Acquisition of common stock in deferred compensation trust                                    (738)            --             --
  Payments under note receivable from ESOP                                                        --            364             --
  Proceeds from sale of common stock                                                              --            328             27
                                                                                             ---------------------------------------
        Net cash (used in) provided by financing activities                                     (738)           692             27
                                                                                             ---------------------------------------
Net increase (decrease) in cash and cash equivalents                                             674          2,431         (2,086)
Cash and cash equivalents, beginning of year                                                   4,386          1,955          4,041
                                                                                             ---------------------------------------
Cash and cash equivalents, end of year                                                       $ 5,060         $4,386        $ 1,955
                                                                                             =======================================
Supplemental Cash Flow Information:
  Cash paid for income taxes                                                                 $ 2,513         $1,719        $ 1,334
                                                                                             =======================================

The accompanying notes are an integral part of these financial statements.

                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION. Allied Capital Advisers, Inc. (the Company) was incorporated in the state of Maryland and is a registered investment adviser under the Investment Advisers Act of 1940. Its principal business is acting as investment adviser and manager to both public and private investment companies and real estate investment trusts that specialize in investing in and lending to growing businesses. The Company also generates rental income from an office building it owns, through its wholly owned subsidiary, Allied Capital Property Corporation (Allied Property).

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.


NOTE 2.  SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

REVENUE RECOGNITION. Investment advisory and management fee revenue is recognized based upon the contractual terms of the investment advisory or management agreements in effect. The Company recognizes rental income based upon the terms of tenant leases. Minimum rents and the rental income for leases which contain rent abatements and contractual increases are recognized on a straight-line basis over the initial term of the related lease.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT. Property and equipment are carried at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the lives of the improvements, whichever is shorter. The estimated useful lives of the building and furniture and equipment is 30 and 3 to 7 years, respectively.

DEFERRED COMPENSATION TRUST. This trust is comprised of various securities, including shares of the Company, money market funds, mutual funds and common stock of companies under management of the Company. These investments except for the common stock of the Company, which is treated as treasury stock, are accounted for as trading assets and accordingly these assets are recorded at their fair market value with any unrealized gains or losses recorded currently.

INCOME TAXES. Deferred income taxes are determined using a liability approach which takes into consideration the future tax consequences associated with differences between the financial reporting and tax bases of assets and liabilities. These differences for the Company relate primarily to the recognition of depreciation and deferred compensation expenses.

NET INCOME PER SHARE. Net income per share is calculated using the weighted average number of shares and share equivalents outstanding during each year. Share equivalents included in the computation represent shares issuable upon assumed exercise of stock options, which would have a dilutive effect in years in which there are earnings.

STOCK BASED COMPENSATION. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the related notes. Actual results could differ from these estimates.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


RECLASSIFICATIONS. Certain reclassifications have been made to the December 31, 1995 and 1994 financial statements in order to conform with the December 31, 1996 financial statement presentation.

NOTE 3.  INVESTMENT ADVISORY AND
         MANAGEMENT SERVICES

The Company has investment advisory or management agreements to manage the assets of certain companies, the most significant of which include agreements with Allied Capital Corporation, Allied Capital Corporation II, Allied Capital Commercial Corporation, Business Mortgage Investors, Inc. and Allied Capital Lending Corporation. The investment advisory or management agreements are generally annual agreements and remain in effect as long as they continue to be approved by the board of directors of the companies under management. These agreements may be terminated at any time on sixty days' notice, without penalty, by the managed companies' board of directors or by a vote of the holders of a majority of the managed companies' outstanding shares, and these agreements will terminate automatically in the event of their assignment.

The Company does not have an ownership interest in most of the companies it manages; however, certain officers and directors of the Company are also officers and directors of the companies managed, and therefore they may be considered affiliates. The Company manages the day-to-day activities of these companies pursuant to the investment advisory or management agreements and provides personnel, administrative services and assistance, facilities and other support. As set forth in the agreements, the Company pays certain operating expenses, including compensation of the companies' officers and other related personnel costs, office space, and equipment.

The Company receives advisory and management fees as set forth in the various advisory or management agreements it has with the managed entities. The fees charged pursuant to these agreements generally approximate 2.5 percent on invested assets and 0.5 percent on interim investments, cash and cash equivalents on an annual basis. The Company receives payments of advisory and management fees quarterly in arrears. At December 31, 1996, 1995 and 1994, the Company managed assets of approximately $764,000,000, $670,000,000, and $569,000,000, respectively. Included in invested assets at December 31, 1996, 1995 and 1994, were approximately $53,000,000, $60,000,000, and $37,000,000, respectively, in assets of a company that is co-managed by another investment manager. The Company pays one-third of its fees received from this company to the co-manager.

The Company from time to time will waive or adjust its advisory or management fees, given certain regulatory or economic circumstances. The Company believes that it is prudent to waive or adjust its fees when market conditions dictate such an adjustment, and such actions will enhance the Company's investment advisory and management performance overall. The Company has adjusted its fee schedule with Allied Capital Commercial Corporation to provide a range of fees charged on new loans originated. The range of fees for loans originated in 1996 was from 1 percent to 3.5 percent and the range of fees for new loans originated beginning January 1, 1997 is from 0.5 percent to 3.0 percent. The Company maintains a quarterly cap on the fees for those assets of 2.5 percent on an annual basis. The weighted average advisory and management fees as a percent of average total assets under management equaled 2.2 percent, 2.3 percent, and 2.2 percent for the years ended December 31, 1996, 1995, and 1994, respectively.

Allied Capital Commercial Corporation and Business Mortgage Investors, Inc. are real estate investment trusts whose terms as corporations are perpetual; however, Allied Capital Commercial Corporation will undertake to include in its proxy statement, and stockholders will have the opportunity to consider and vote on a voluntary liquidation of Allied Capital Commercial Corporation in the years 2000, 2003 and 2006. Shareholders of Business Mortgage Investors, Inc. will have a similar opportunity to consider liquidation in the year 2000. Of its total assets under management at December 31, 1996, the combined assets of Allied Capital Commercial Corporation and Business Mortgage Investors, Inc. equaled 54 percent.

The Company entered into a servicing agreement with Allied Capital Funding, L.L.C. (Funding) in 1995 to service certain mortgage loans. Funding is owned by Allied Capital Commercial Corporation and Business Mortgage Investors, Inc. Pursuant to the servicing agreement, the borrowers' payments due under the mortgages, including principal,



                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


interest and escrow amounts, are forwarded to the Company and are held in trust accounts in the Company's name until remitted in accordance with the servicing agreement to the appropriate parties. The cash in the trust accounts as of December 31, 1996 and 1995 equaled $7,885,000 and $1,844,000, respectively, and is not reflected on the accompanying consolidated balance sheet. The Company receives no incremental revenue from this servicing arrangement as the Company receives investment management fees from Allied Capital Commercial Corporation and Business Mortgage Investors, Inc.

The Company also manages two private investment partnerships that are no longer making investments and are in the process of liquidation. The combined assets of these partnerships at December 31, 1996 and 1995 represented 1.5 percent and 3 percent, respectively, of total assets under management.

NOTE 4. REAL ESTATE OPERATIONS

Allied Property acquired real property consisting of land and an office building located in Vienna, Virginia from an unrelated party in a cash transaction which was consummated on September 13, 1994 and was effective September 1, 1994. The $3,600,000 purchase price of the property was paid from cash and cash equivalents. The consolidated statement of income includes the revenue and expenses generated from the building operations for the four month period ended December 31, 1994 and for the years ended December 31, 1995 and 1996. The office building has approximately 58,000 rentable square feet and all rentable space was leased as of December 31, 1996. The tenants' leases are effective through various dates over the next several years and certain leases contain renewal options.

Rental income for the years ended December 31, 1996 and 1995 was $916,000 and $828,000, respectively. Rental income for the four months ended December 31, 1994 was $270,000. Total expenses for the years ended December 31, 1996 and 1995 were $506,000 and $486,000, respectively. Total expenses for the four months ended December 31, 1994 were $122,000. These expenses have been included in general and administrative expenses on the accompanying consolidated statement of income.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1996 and 1995 consisted of the following:

----------------------------------------------------------------------
(in thousands)                                   1996           1995
----------------------------------------------------------------------
Land                                          $ 1,097        $ 1,097
Building and tenant improvements                2,585          2,513
Furniture and equipment                         1,797          1,623
Leasehold improvements                            406            318
                                              -----------------------
                                                5,885          5,551
Accumulated depreciation
  and amortization                             (1,606)        (1,278)
                                              -----------------------
Property and equipment, net                   $ 4,279        $ 4,273
                                              =======================
----------------------------------------------------------------------

Maintenance and repairs are charged to expense as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

NOTE 6. DEFERRED COMPENSATION TRUST

The Company established a "Rabbi" trust (Trust) for its deferred compensation plan in December 1996, and transferred $2,252,000 in cash to the Trust. The Trust has made investments in various securities, including 122,919 shares of the Company's common stock, which is accounted for as treasury stock in the amount of $738,000. The remaining investment portfolio consists of investments in money market funds, mutual funds and common stocks of which are under management of the Company, totaling $734,000, $288,000, and $492,000, respectively. Any increases or decreases in assets of the Trust are fully offset by changes in the liability for deferred compensation.

All assets in the Trust are subject to the Company's general creditors in the event of bankruptcy or insolvency.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. DEBT

The Company has a secured revolving line of credit agreement with a bank, whereby the Company can borrow up to $1,000,000 limited to 70 percent of the accrued advisory and management fees receivable. Borrowings under this agreement are subject to the bank's prime rate plus 25 basis points. This agreement expires May 31, 1997. The Company did not have any borrowings outstanding under this agreement as of December 31, 1996 and 1995.

NOTE 8. INCOME TAXES

The following is a summary of the components of income tax expense:

---------------------------------------------------------------
For the Years Ended                        December 31,
(in thousands)                     1996       1995       1994
---------------------------------------------------------------
Federal
  Current                        $1,760     $1,477      $ 726
  Deferred                         (281)      (146)      (224)
Local
  Current                           565        481        246
  Deferred                          (99)       (28)       (76)
                                 ------------------------------
Income tax expense               $1,945     $1,784      $ 672
                                 ==============================
----------------------------------------------------------------


The differences between income tax expense computed using the statutory Federal income tax rate and that shown in the consolidated statement of income are summarized below:

-------------------------------------------------------------------------
For the Years Ended                                   December 31,
                                               1996      1995      1994
-------------------------------------------------------------------------
Computed tax expense at statutory rate        34.0%      34.0%     34.0%
Local taxes, net of Federal tax benefit        6.6        6.5       7.1
Deferred tax asset valuation adjustment         --       (0.6)     (4.8)
Other                                          0.4        2.4      (2.1)
                                             ----------------------------
Income tax expense                            41.0%      42.3%     34.2%
                                             ============================
-------------------------------------------------------------------------

The components of the net deferred tax asset as of December 31, 1996 and 1995 are as follows:

---------------------------------------------------------------
(in thousands)                                1996        1995
---------------------------------------------------------------
Deferred compensation                        $ 899        $759
Compensation accrual                           209          --
Other                                           69          37
Valuation allowance                            (90)        (90)
                                            -------------------
Net total deferred tax asset                $1,087        $706
                                            ===================
---------------------------------------------------------------

The largest component of the deferred tax asset is generated from accrued deferred compensation expense which is not deductible for tax purposes until paid. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize substantially all of the tax benefit of this deduction when the deferred compensation is paid; however, the Company evaluates the adequacy of the valuation allowance against the deferred tax asset on an ongoing basis.

NOTE 9. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN. The Company has a qualified employee stock ownership plan (ESOP) available to all employees who meet the eligibility requirements. The plan contains a money purchase pension plan feature, which requires a defined contribution of 10 percent of the eligible employee's wages, and a stock bonus plan feature which allows the Company to make a discretionary contribution of up to an additional 15 percent of the eligible employee's wages. As of December 31, 1996 the ESOP held 1,396,948 shares of the Company's common stock all of which had been allocated to participants' accounts. The plan is funded annually and the total ESOP contribution expense for the years ended December 31, 1996, 1995, and 1994 was $1,018,000, $864,000, and $848,000,
respectively, net of forfeitures of $36,000, $180,000, and $124,000 in 1996, 1995 and 1994, respectively.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In connection with the Company's 1991 and 1992 rights offerings, the ESOP purchased a total of 1,960,763 shares of common stock for approximately $3,186,000 and the Company received $2,036,000 in cash and a note receivable from the ESOP in the amount of $1,150,000. During 1995, the ESOP paid the remaining outstanding balance due under the note to the Company.

Effective January 1, 1997, the Company revised its compensation structure. The board of directors of the Company modified the mandatory contribution related to the money purchase pension plan of the ESOP from a 10 percent contribution to a 5 percent contribution for eligible employees. The board of directors has also decided not to continue the 15 percent contribution. The restructure is not anticipated to have any significant impact on total compensation expense as reductions to ESOP contributions are expected to be offset by increases in current cash wages.

DEFERRED COMPENSATION PLAN. The Company has a deferred compensation plan. Participants in the plan and the determination of their benefits are at the discretion of the board of directors of the Company as of December 31, 1996. Total deferred compensation expense including interest allocated to the participants' accounts on the unfunded deferred compensation liabilities for the years ended December 31, 1996, 1995, and 1994 was $503,000, $460,000, and
$336,000, respectively. Interest is payable on any unfunded deferred compensation liability. The interest rate for the years ended December 31, 1995 and 1994 and for the eight months ended August 31, 1996 was the prime interest rate. The interest rate for the four months ended December 31, 1996 was 5 percent.

NOTE 10. NOTES RECEIVABLE

The Company had outstanding loans totaling $40,000 as of December 31, 1996 and 1995, respectively, to officers of the Company. These loans mature in 2001 and bear interest at 6.7 percent annually. These notes are included in other assets on the accompanying consolidated balance sheet.

NOTE 11. STOCK OPTIONS

The shareholders approved an incentive stock option plan which provides for the granting of options on up to 1,999,580 shares of the Company's common stock. The vesting provisions for individual option grants are determined at issuance by the board of directors. Options may be granted to officers and directors at a price not less than the market value on the date of grant and are exercisable over a period of up to 10 years. Holders of 10 percent or more of the Company's stock must exercise their options within a period of up to five years.

A summary of the activity in the plan for the years ended December 31, is as follows:

--------------------------------------------------------------------------------------------------------------------------------
(shares in thousands)                                        1996                           1995                           1994
--------------------------------------------------------------------------------------------------------------------------------
                                                    WEIGHTED-AVG.                  Weighted-Avg.                  Weighted-Avg.
Options                                   SHARES   EXERCISE PRICE       Shares    Exercise Price       Shares    Exercise Price
                                          --------------------------------------------------------------------------------------
Outstanding at beginning of year           1,457            $2.23        1,593             $2.24        1,497             $2.12
Granted                                      350             7.00            1              3.63          106              4.06
Exercised                                     --               --         (135)             2.41          (10)             2.75
                                          --------------------------------------------------------------------------------------
Outstanding at end of year                 1,807             3.15        1,457              2.23        1,593              2.24
                                          ===================================================================
Options exercisable at year-end            1,308             2.73        1,115              2.29        1,175              2.28
                                          ===================================================================
--------------------------------------------------------------------------------------------------------------------------------


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about fixed options outstanding at December 31, 1996:

--------------------------------------------------------------------------------------------------------------------------------
(shares in thousands)                                 Options Outstanding                            Options Exercisable
                                      Number       Weighted Average          Weighted              Number           Weighted
Range of                         Outstanding              Remaining           Average         Exercisable            Average
Exercise Prices               As of 12/31/96       Contractual Life    Exercise Price      As of 12/31/96     Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
$1.88-$1.88                            1,030              5.7 years             $1.88                 763              $1.88
$2.75-$3.75                              361              5.6                   $2.86                 361              $2.86
$4.25-$4.25                               66              7.3                   $4.25                  66              $4.25
$7.00-$7.00                              350              9.5                   $7.00                 118              $7.00
                                       -----                                                        -----
$1.88-$7.00                            1,807              6.5                   $3.15               1,308              $2.73
                                       =====                                                        =====
--------------------------------------------------------------------------------------------------------------------------------


The Company accounts for this plan as required by the Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:

-----------------------------------------------------------
Year Ended
December 31                             1996        1995
-----------------------------------------------------------
Net income:
  As reported                         $2,802      $2,435
  Pro forma                           $2,262      $2,435
Net income per share:
  As reported                         $ 0.28       $0.25
  Pro forma                           $ 0.23       $0.25
-----------------------------------------------------------

Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants; risk-free interest rate of 6 percent for both 1996 and 1995; expected dividend yield of zero percent for 1996 and 1995; expected life of 5 years for all options granted in 1996 and 1995; expected volatility of 42 percent for 1996 and 1995.

NOTE 12. OPERATING LEASES

The Company leases office space under a noncancelable operating lease that expires August 31, 1998. The minimum payments under this lease for the years ended December 31, 1997 and 1998 will be $657,000 and $449,000, respectively.

In connection with the Company's building operations, future minimum rental receipts under noncancelable operating leases for the years ended December 31, are as follows:


---------------------------------------------
Year                                  Amount
---------------------------------------------
1997                                $918,000
1998                                 332,000
1999                                  90,000
2000                                  62,000
2001                                  20,000
Thereafter                                --
---------------------------------------------


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13. CONCENTRATIONS OF CREDIT RISK

The investment portfolio of the managed companies consist primarily of securities issued by small, privately held companies located throughout the United States. These types of investments, by their nature, carry a high degree of business and financial risk. The managed companies seek to achieve current income by providing debt, mezzanine and equity financing primarily for small, privately owned companies to compensate for these risks. The value of the investment portfolios of the managed companies directly impacts the level of advisory fees the Company recognizes.

The Company's cash is held in financial institutions and, at times, cash amounts may be in excess of the federally insured limit. As of December 31, 1996 and 1995, the Company had purchased U.S. government securities from Signet Bank, N.A. under agreements to resell within seven business days of the purchase date. Cash and cash equivalents consisted of the following:

--------------------------------------------------------
(in thousands)                          1996        1995
--------------------------------------------------------
Cash                                  $  545      $  266
Repurchase agreements                  4,515       4,120
                                      ------------------
  Total                               $5,060      $4,386
                                      ==================
--------------------------------------------------------


NOTE 14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Fair Value of Financial Instruments," requires disclosures about the fair value for all financial instruments. All of the Company's financial instruments are held or issued for purposes other than trading. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value:

CASH AND CASH EQUIVALENTS AND OTHER SHORT-TERM INVESTMENTS. The carrying amount approximates fair value because of the short maturity of these instruments as of December 31, 1996.

DEFERRED COMPENSATION TRUST. Investments held in the deferred compensation trust are carried at their fair market value. Fair market value is determined based upon the quoted market price as of the end of the reporting period. Investments in the trust as of December 31, 1996 consisted of the following:

---------------------------------------------------------------------------
Investment                                        Cost             Value
---------------------------------------------------------------------------
Company Stock                               $  738,000         $ 738,000
Allied Capital Corporation                     123,000           123,000
Allied Capital Corporation II                  123,000           123,000
Allied Capital Lending Corporation             123,000           123,000
Allied Capital Commercial Corporation          123,000           123,000
RIMCO Small Capital Stock Fund                 188,000           188,000
RIMCO Stock Fund                               100,000           100,000
RIMCO Money Market Fund                        734,000           734,000
                                            -------------------------------
                                            $2,252,000        $2,252,000
                                            ===============================

NOTE 15. CONTINGENCIES

The Company is party to certain lawsuits in connection with its business. While the outcome of these legal proceedings cannot at this time be predicted with certainty, management does not expect that these actions will have a material effect upon the financial condition of the Company.


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

--------------------------------------------------------------------------------------
                                                              1996
(in thousands, except per share amounts)     QTR 1      QTR 2       QTR 3      QTR 4
--------------------------------------------------------------------------------------
Total revenue                               $4,173     $4,194      $4,382     $4,321
Income before taxes                         $1,244     $1,354      $1,372     $  777
Net income                                  $  732     $  788      $  807     $  475
Net income per share                        $ 0.07     $ 0.08      $ 0.08     $ 0.05
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                                               1995
                                             Qtr 1      Qtr 2       Qtr 3      Qtr 4
--------------------------------------------------------------------------------------
Total revenue                               $3,580     $3,874      $3,889     $4,100
Income before taxes                         $  890     $1,042      $1,147     $1,140
Net income                                  $  523     $  611      $  659     $  642
Net income per share                        $ 0.06     $ 0.06      $ 0.07     $ 0.07
--------------------------------------------------------------------------------------


                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Allied Capital Advisers, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Allied Capital Advisers, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Capital Advisers, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                                 /s/ ARTHUR ANDERSEN LLP


Washington, DC
February 16, 1997



                         Allied Capital Advisers, Inc.

                         Allied Capital Advisers, Inc.

                            DIRECTORS AND OFFICERS*




DIRECTORS

William L. Walton(1,4)                      G. Cabell Williams III                          Kristine M. Lansing
Chairman of the Board &                     Executive Vice President                        Vice President & Assistant Secretary
Chief Executive Officer
                                            Thomas H. Westbrook                             Robert M. Monk
David Gladstone                             Executive Vice President                        Vice President
Vice Chairman
                                            Arthur S. Cooper                                Pete Papas
Joan M. Sweeney(1)                          Senior Vice President                           Vice President
President & Chief Operating Officer
                                            Robert J. Corry                                 Penni F. Roll
Brooks H. Browne(3)                         Senior Vice President                           Vice President & Assistant Controller
President, Environmental Enterprises
Assistance Fund                             Tricia B. Daniels                               Ruth J. Semple
                                            Senior Vice President & Secretary               Vice President
Swep T. Davis(2)
President, Tyone Partners LLP               Richard E. Fearon, Jr.                          Julie E. Svoboda
                                            Senior Vice President                           Vice President & Assistant Controller
Robert E. Long(2,3,4)
President & Chief Executive Officer,        Michael J. Grisius                              Gay S. Truscott
Business News Network, Inc.                 Senior Vice President                           Vice President

George C. Williams(1,2,4)                   John J. Hall, Jr.                               Donald L. Benfer
Financial Consultant                        Senior Vice President                           Assistant Vice President

(1) Executive Committee                     Philip A. McNeill                               Jeff E. Erhardt
(2) Audit Committee                         Senior Vice President                           Assistant Vice President
(3) Compensation Committee
(4) Nominating Committee                    Mary E. Olson                                   Peter C. Fisher
                                            Senior Vice President                           Assistant Vice President
*As of March 1, 1997
                                            Carr T. Preston                                 Mohamoud M. Garad
OFFICERS                                    Senior Vice President                           Assistant Vice President

William L. Walton                           Suzanne V. Sparrow                              Alexandra M. Johns
Chairman of the Board &                     Senior Vice President, Investor Relations &     Assistant Vice President
Chief Executive Officer                     Assistant Secretary
                                                                                            Donna B. Natale
Joan M. Sweeney                             Kelly A. Anderson                               Assistant Vice President &
President & Chief Operating Officer         Vice President, Corporate Controller &          Assistant Secretary
                                            Assistant Treasurer
Jon A. DeLuca                                                                               Peter M. Ramsey
Executive Vice President, Treasurer &       John W. Benton                                  Assistant Vice President
Chief Financial Officer                     Vice President
                                                                                            Michael R. Sifers
Katherine C. Marien                         Michael G. Carey                                Assistant Vice President
Executive Vice President                    Vice President
                                                                                            James P. Shevlin
John M. Scheurer                            Christina L. DelDonna                           Assistant Vice President
Executive Vice President                    Vice President, Controller &
                                            Assistant Treasurer                             Thomas R. Salley III
George Stelljes III                                                                         Assistant Secretary
Executive Vice President


                             QUARTERLY STOCK PRICE


The following table sets forth the high and low bid prices of the Company's common stock by calendar quarter during 1996 and 1995. The quotations represent interdealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

----------------------------------------------------------------------------
                                         1996                    1995
                                   HIGH        LOW         High        Low
----------------------------------------------------------------------------
First Quarter                     $7.00       $5.06       $4.00       $3.25
Second Quarter                    $7.75       $6.50       $5.00       $3.63
Third Quarter                     $7.50       $6.88       $5.38       $4.63
Fourth Quarter                    $7.00       $5.50       $5.38       $5.00
----------------------------------------------------------------------------